SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ) No. 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registry No. 1431-1

SEC Registry (CUSIP) No. 20441B308 - Common

SEC Registry (CUSIP) No. 20441B407 - Preferred "B"

LATIBEX Registry No. 29922 - Preferred "B"

NOTICE TO THE MARKET

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on the BM&FBOVESPA (CPLE3, CPLE5, CPLE6),

NYSE (ELPVY, ELP) and LATIBEX (XCOP), in compliance with Article 12 of CVM Instruction 358/02, hereby informs its shareholders and the market in general that it has received a correspondence from Wellington Management Group LLP (transcribed below) stating, on behalf of some of its clients and in its capacity as an investment manager, the information that reduced its participation, in aggregate form, to 6,340,628 class B preferred shares (CPLE6) representing approximately 4.94% of all the total preferred shares issued by COPEL, as shown below.

Curitiba, January 15, 2018

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

WELLINGTON MANAGEMENT GROUP LLP

280 Congress Street. Boston, Massachusetts 02210 USA

T +1 617.951.5000| F +1 617.95l.5000| F +1 617.951.5000 Client Service

www.weIlihgton.com

15th January 2018

Companhia Paranaense de Energia

Attn.: Mariceli Schmidt dos Santos

Investor Relations

Email: ri@copel.com

Rua Coronel Dulcídio, 800 - Batel

CEP: 80420-170

Curitiba — Paraná

Ref: Decrease of significant ownership interest in Companhia Paranaense de Energia

Dear Sir /Madam,

Wellington Management Group LLP (“Wellington Management”), a limited liability partnership validly existing under the laws of the Commonwealth of Massachusetts, USA, headquartered at 280 Congress Street, Boston, Massachusetts, 02210, USA, in its capacity as the ultimate parent company to a series of companies that exercise investment management activities with clients outside of Brazil (the “Wellington Entities”) and on their behalf, in compliance with Article 12 of the CVM Instruction No. 358, dated January 3, 2002, as amended (“CVM Instruction 358”), hereby informs that the portfolios of clients under the Wellington Entities’ management (the ”Accounts”) have sold, through certain transactions on stocl< exchanges, certain shares issued by Companhia Paranaense de Energia (“Company”), thus holding currently 6,174,100  preferred shares, representing 4.81% of all preferred shares issued by the Company (on the basis of a total number of outstanding preferred shares 128,295,668), and 166,528 ADRs, representing 0.13% (on the basis of a total number of outstanding preferred shares 128,295,668).

Wellington Management also informs that the Wellington Entities have proxy voting rights on behalf of certain Accounts, in connection with the discretionary management powers.

This is a minority investment that does not involve a change in the composition of corporate control or a change in the management structure of the Company. Currently, the Wellington Entities do not intend to purchase for the Accounts any additional shares of the Company with the intent to acquire control or to change the management structure of the Company.

Please do not hesitate to contact us should you need any further clarifications. For any matters relating to this letter, please contact Taisia Lowe at +1 617 790 8054.

For purposes of Article 119 of Law 6,404, of December 15, 1976, as amended, the representative(s) in Brazil of the Accounts are listed below:

AMERICANSHIP + CO

CACTUSMARSH + CO

DEEPANCHOR CO

FINWELL & CO

IRISHSAIL CO

LONGREEF + CO

MEXICANBLANKET + CO

THE HARTFORD INTERNATIONAL VALUE FUND

USAA INTERNATIONAL FUND

ARCADE & CO.

ARKANSAS TEACHER RETIREMENT SYSTEM

BANK OF NEW YORK MELLON

Deutsche Bank S.A. — Banco Alemão

DOMINION RESOURCES, INC. MASTER TRUST

EMPLOYEES’ RETIREMENT SYSTEM OF THE ST OF HI

FINWELL + CO

FMAP WMC LIMITED

GENERAL PENSION AND SOCIAL SECUHTY AUTHORITY

GLOBAL OPPORTUNITIES FUND LIMITED

HARTFORD LONG/SHORT GLOBAL EQUIT

HEWLETT-PACKARD COMPANY MASTER TRUST

HIGHLAND COLLECTIVE INVESTMENT TRU

HIGHLAND PUBLIC INFLATION HEDGES F

HP INVEST COMMON CONTRACTUAL FUND

ITALIANCOAL + CO.

JPM SP(DTVM),]PMCB NA FBO ALL OTHER

Lockheed Martin Corporation Master Retirement Trust

MEXICANDOLPHIN &  CO.

MULTI-ADVISOR FUNDS INTERNATIONAL EQUITY VALUE FUND

NEBRASKA PUBLIC EMPLOYEES RETIREMENT SYSTEMS

Salt River Pima-Maricopa Indian Community

SQUIDISLAND + CO

TELUS PENSIONS MASTER TRUST

THE WELLINGTON TRUST COMPANY NATIONAL ASSOCIATION MULTIPLE COLLECTIVE

INVESTMENT FUNDS TRUST

THE WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MULTIPLE COMMON TRUST

FUNDS TRUST GLOBAL PERSPECTIVES PORTFOLIO

WELLINGTON GLOBAL PERSPECTIVES FUND (CANADA)

WELLINGTON MANAGEMENT FUNDS (IRELAND) PLC

WELLINGTON MANAGEMENT FUNDS (LUXEMBOURG) - WELLINGTON GLOBAL CAPITAL

CYCLES LONG-SHORT FUND D30

WELLINGTON TRUST COMPANY N.A.

WILMINGTON MULTI-MANAGER ALTERNATIVES FUND

WORKPLACE HEALTH, SAFETY AND COMPENSATION COMMISSION OF NEW BRUNSWICK

Kind regards,

Wellington Management Group LLP

____________________________

James Wilson

Authorized  Person

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date January 15, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.